Exhibit A-2

RETAINED EARNINGS ANALYSIS OF PACIFICORP DETAILING GROSS EARNINGS, GOODWILL AMORTIZATION, DIVIDENDS PAID AND RESULTING CAPITAL BALANCES AT March 31, 2004($MM)

($ in millions)
Retained earnings at September 30, 2003	$345.0
Net income for the period	126.4
Goodwill amortization	—
Dividends declared – common	(80.3)
Dividends declared – preferred	(1.0)
Transfer of Subsidiary	—

Retained earnings at March 31, 2004	$390.1